

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Ltd.
141 Front Street
Hamilton, HM 19
Bermuda

Re: Aspen Insurance Holdings Ltd.
Form 10-K for Fiscal year ended December 31, 2016
Filed February 22, 2017
File No. 001-31909

Dear Mr. Kirk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Notes to the Audited Consolidated Financial Statements
5. Segment Reporting , page F-18

1. Please tell us whether you aggregate operating segments within each of your two reporting segments. If so, describe each operating segment within each reporting segment that is aggregated and how you met each of the criteria in ASC 280-10-50-11. If not, please explain to us what your disclosure means with respect to the "Company has considered similarities in economic characteristics, products, customers, distribution, the regulatory environment of the Company’s business segments and quantitative thresholds to determine the Company’s reportable segments."

12. Reserves for Losses and Loss Adjustment Expenses, page F-41

2.   We see from disclosure in your Form 8-K filed on December 6, 2017 that you provide loss triangles on your website in a much more disaggregated form and for more accident years than you presented herein. Please tell us why, and address the following:

- With regard to the tables herein of information about claims development by accident year, why you concluded that five years of information was sufficient when it appears that claims incurred typically remain outstanding for more than five years. Refer to ASC 944-40-50-4B. If you were relying on impracticability as discussed in ASC 944-40-65-1.d. to limit the years presented to five, please advise.
- Why you did not disaggregate the tables of incurred claims and paid claims further into, for example, the lines of business you present on pages 9 and 11 of Form 10-K. In this regard, we are concerned that the tables may be aggregating lines with significantly different characteristics. Refer to ASC 944-40-50-4H. For each of the lines, provide us analysis of the characteristics to support your aggregation. If a line includes multiple lines such as with "property and casualty insurance" within the insurance segment, provide the analysis for each line. In your response provide us the individual tables by line, if available, or to the extent not available , provide us quantitative data by line such as claims payout period, incurred loss, claims paid and development per line for each of the last three years .

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske at 202-551-3614 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance